SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

HopFed Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

439734104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: HopFed Bancorp, Inc. 2015 Employee Stock Ownership Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 47-2915840
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kentucky
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 546,413
	6	SHARED VOTING POWER 53,587
	7	SOLE DISPOSITIVE POWER 600,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%
12	TYPE OF REPORTING PERSON* EP

*	SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

HopFed Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officer:

4155 Lafayette Road

Hopkinsville, KY 42240

Item 2(a).	Name of Person(s) Filing:

HopFed Bancorp, Inc. 2015 Employee Stock Ownership Plan Trust (“ESOP”).

Item 2(b).	Address of Principal Business Office:

Same as Item 1(b).

Item 2(c).	Citizenship:

Kentucky

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

439734104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(f) ☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: See Row 9 of the second part of the cover page.

(b)	Percent of Class: See Row 11 of the second part of the cover page.

(c)	See Rows 5, 6, 7, and 8 of the second part of the cover page.

Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of A Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

John E. Peck, Billy C. Duvall and Thomas I. Miller are the trustees (“Trustees”) of the trust (the “Trust”) created pursuant to the ESOP which holds 600,000 shares of common stock, of which 53,587 shares of common stock have been allocated to the accounts of participating employees to date. Pursuant to the terms of the ESOP, all unallocated shares will be voted by the Trustees in the same proportion as the vote by participants who vote their allocated or deemed allocated shares. Allocated shares or deemed allocated shares will be voted by the Trustees pursuant to participating employees’ direction and, as a result of such shared voting power, are included in the shares beneficially owned by the Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This report is not an admission that the Plan Trustees are the beneficial owners of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4, other than shares allocated to the individual accounts of the Plan Trustees, as applicable, over which they have voting power.

HOPFED BANCORP, INC. 2015

EMPLOYEE STOCK OWNERSHIP TRUST

By Its Trustees:

/s/ John E. Peck	February 12, 2016
John E. Peck, as Trustee	Date

/s/ Billy C. Duvall	February 12, 2016
Billy C. Duvall, as Trustee	Date

/s/ Thomas I. Miller	February 12, 2016
Thomas I. Miller, as Trustee	Date